

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 9, 2007

Mr. Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

> **RE:** **Rockwood Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **File No. 1-32609**
>
> **Rockwood Specialties, Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **File No. 333-109686**

Dear Mr. Zatta:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable. Our comments on the Form 10-K you filed for Rockwood Holdings, Inc. also pertain to the Form 10-K you filed for Rockwood Specialties Group, Inc.

Consolidated Statements of Changes in Stockholders' Equity, page 87

2. We note that certain of your intercompany transactions are of a long-term nature for which settlement is not anticipated or planned in the foreseeable future. Accordingly the foreign currency gains and losses on these intercompany transactions are included in other comprehensive income. For each period presented, please tell us more about these transactions. Provide us with a schedule of the significant transactions that comprise the income and losses recognized in 2004, 2005 and 2006 along with the date the transactions originated and a description of why these transactions are not expected to settle in the foreseeable future. Please also quantify and tell us the reasons for the annual variation in income and loss for these transactions, including the variation due to the volume of intercompany foreign currency transactions, currency fluctuations and any other factors considered significant. Please also tell us your accounting policy for determining which transactions are considered long-term in nature. Due to the materiality of these amounts we may request clarifying disclosures in future filings.

Liquidity and Capital Resources, page 69

3. You disclosed under risk factors that you have substantial financial leverage and a number of restrictive debt covenants that may limit future operations. Under management's uses of adjusted EBITDA on page 51 you also disclose that these covenants are material terms of your debt agreements. You also disclosed that you are in compliance with these covenants. However, in future filings please disclose the terms and triggers of any cross default provisions in your credit facilities and debt agreements. Please also disclose how the financial covenants are numerically computed based on adjusted EBITDA. Please refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for guidance.

Note 21 – Commitments and Contingencies – Legal Proceedings, page 123

4. We assume from your disclosures that it is reasonably possible that additional losses related to environmental liabilities could be material in any given quarterly, of annual reporting period. Please note that SAB Topic 5:Y states that environmental liabilities are of such significance that <u>detailed</u> disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Tell us what consideration you have given to disclosing the reasonably possible range of additional losses. If none can be estimated, tell us why. We assume you have contingent liabilities at numerous sites that are individually assessed. It is unclear why no additional range can be established. Also explain to us whether it is reasonably possible that a material loss could be incurred at any individual environmental site. If so, tell us what consideration you have given to providing more detailed disclosures about that site, or sites. Also in general, tell us your consideration of the following potential disclosures:

    -   The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
    -   The period in which claims for recovery may be realized;
    -   The likelihood that claims for recovery may be contested;
    -   The financial condition of third parties from which recovery is expected;
    -   The timing of payments of accrued and unrecognized amounts;
    -   The material components of the accruals and significant assumptions underlying estimates;
    -   The recurring costs of managing hazardous substances and pollutions in ongoing operations;
    -   Capital expenditures to limit or monitor hazardous substances or pollutants;
    -   Mandated expenditures to remediate previously contaminated sites;
    -   Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;
    -   Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;
    -   The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

                              *   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant